UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
As at and for the Three and Nine Months Ended September 30, 2021

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	39

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2021	2020	2021	2020
Revenues		$294.1	$335.1	$857.1	$894.2
Cost of sales	4	287.2	257.0	778.1	727.9
Gross profit		6.9	78.1	79.0	166.3
General and administrative expenses		(13.6)	(11.1)	(34.8)	(31.7)
Exploration expenses		(10.0)	(5.7)	(29.6)	(19.1)
Other expenses	5	(46.0)	(19.8)	(85.5)	(48.7)
Earnings (loss) from operations		(62.7)	41.5	(70.9)	66.8
Share of net loss from investment in associate, net of income taxes	15	—	(0.3)	(0.6)	(1.3)
Finance costs	6	(4.3)	(5.8)	(17.4)	(17.3)
Foreign exchange gain (loss)		(5.9)	2.8	(5.2)	(1.2)
Interest income, derivatives and other investment gains (losses)	7	2.8	(36.6)	67.1	(33.1)
Earnings (loss) before income taxes		(70.1)	1.6	(27.0)	13.9
Income taxes	8	(2.4)	(9.3)	(24.1)	(27.2)
Net loss		$(72.5)	$(7.7)	$(51.1)	$(13.3)
Net earnings (loss) attributable to
Equity holders		$(75.3)	$(11.6)	$(60.3)	$(20.5)
Non-controlling interests		2.8	3.9	9.2	7.2
Net loss		$(72.5)	$(7.7)	$(51.1)	$(13.3)
Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic and diluted	9	476.8	473.8	476.4	471.9

Basic and diluted loss per share	9	$(0.16)	$(0.02)	$(0.13)	$(0.04)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2021	2020	2021	2020
Net loss		$(72.5)	$(7.7)	$(51.1)	$(13.3)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		0.5	1.6	(2.8)	3.0
Net realized change in fair value of marketable securities	24(a)	—	—	0.2	(4.9)
Tax impact		—	0.2	0.4	0.1
		0.5	1.8	(2.2)	(1.8)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	24(b)	4.8	11.9	51.4	(13.5)
Time value of options contracts excluded from hedge relationship	24(b)	8.2	5.4	16.3	(3.1)
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	24(b)	(3.2)	12.8	(7.0)	20.5
Tax impact		(0.4)	(1.4)	(2.7)	1.2
		9.4	28.7	58.0	5.1
Currency translation adjustment		3.2	(0.1)	2.5	—
		12.6	28.6	60.5	5.1
Total other comprehensive income		13.1	30.4	58.3	3.3
Comprehensive income (loss)		$(59.4)	$22.7	$7.2	$(10.0)

Comprehensive income (loss) attributable to:
Equity holders		$(62.2)	$18.8	$(2.0)	$(17.2)
Non-controlling interests		2.8	3.9	9.2	7.2
Comprehensive income (loss)		$(59.4)	$22.7	$7.2	$(10.0)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	41

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2021	2020	2021	2020
Operating activities
Net loss		$(72.5)	$(7.7)	$(51.1)	$(13.3)
Adjustments for:
Net loss from closed mines		40.8	0.2	41.5	0.8
Net loss related to open mines		(31.7)	(7.5)	(9.6)	(12.5)
Adjustments for:
Depreciation expense		85.4	68.3	237.7	194.1
Income taxes	8	2.4	9.3	24.1	27.2
Gain on sale of royalties	7	—	—	(45.9)	—
Gain on sale of investment in INV Metals Inc.	7	(16.1)	—	(16.1)	—
Insurance recoveries	7	—	—	(10.2)	—
Other non-cash items	10(a)	37.5	55.6	57.3	87.1
Adjustments for cash items:
Proceeds from insurance claim		7.7	—	10.2	—
Settlement of derivatives		4.5	(6.8)	9.4	(14.5)
Disbursements related to asset retirement obligations		—	(0.1)	(0.1)	(0.2)
Movements in non-cash working capital items and non-current ore stockpiles	10(b)	(1.1)	(3.3)	0.5	(41.2)
Cash from operating activities, before income taxes paid		88.6	115.5	257.3	240.0
Income taxes paid		(9.5)	(10.0)	(37.9)	(19.5)
Net cash from operating activities related to open mines		79.1	105.5	219.4	220.5
Net cash used in operating activities related to closed mines	10(c)	(0.6)	(0.4)	(1.9)	(1.6)
Net cash from operating activities		78.5	105.1	217.5	218.9
Investing activities
Capital expenditures for property, plant and equipment		(138.7)	(60.6)	(392.5)	(186.3)
Capitalized borrowing costs	6	(0.4)	(12.6)	(10.0)	(24.1)
Proceeds from sale of royalties	7	—	—	45.9	—
Proceeds on the establishment of the Rosebel UJV		—	—	—	34.0
Other investing activities	10(d)	(3.3)	5.3	(10.8)	8.2
Net cash used in investing activities related to open mines		(142.4)	(67.9)	(367.4)	(168.2)
Net cash used in investing activities related to closed mines		—	—	—	—
Net cash used in investing activities		(142.4)	(67.9)	(367.4)	(168.2)
Financing activities
Interest paid	6	(0.5)	(1.5)	(7.6)	(6.2)
Payment of lease obligations		(5.1)	(4.4)	(14.3)	(11.8)
Dividends paid to non-controlling interests		(3.1)	(0.5)	(9.3)	(1.9)
Proceeds from equipment loan	22(b)	—	—	—	10.9
Repayment of equipment loans	10(e)	(1.9)	(1.9)	(5.8)	(4.3)
Redemption of 7% Senior Notes		—	(421.3)	—	(421.3)
Net proceeds from issuance of 5.75% Senior Notes		—	443.6	—	443.6
Common shares issued for cash on exercise of stock options		—	2.4	0.4	5.0
Other financing activities		(0.8)	(1.2)	(4.2)	(3.7)
Net cash (used in) generated from financing activities related to open mines		(11.4)	15.2	(40.8)	10.3
Net cash used in financing activities related to closed mines		—	—	(0.8)	(0.5)
Net cash (used in) generated from financing activities		(11.4)	15.2	(41.6)	9.8
Effects of exchange rate fluctuation on cash and cash equivalents		(7.5)	6.3	(7.9)	(0.5)
Increase (decrease) in cash and cash equivalents		(82.8)	58.7	(199.4)	60.0
Cash and cash equivalents, beginning of the period		824.9	831.9	941.5	830.6
Cash and cash equivalents, end of the period		$742.1	$890.6	$742.1	$890.6
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	42

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	11	$742.1	$941.5
Short-term investments		6.2	6.0
Receivables and other current assets	13	99.9	120.7
Inventories	14	324.7	327.3
		1,172.9	1,395.5
Non-current assets
Investment in associate	15	—	9.0
Property, plant and equipment	17	2,641.8	2,362.0
Exploration and evaluation assets	18	61.5	54.8
Restricted cash	12	37.0	38.6
Inventories	14	210.9	198.3
Other assets	19	191.5	96.1
		3,142.7	2,758.8
		$4,315.6	$4,154.3
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$341.8	$244.7
Income taxes payable		38.2	29.6
Current portion of provisions	20	8.7	6.7
Current portion of lease liabilities		19.5	18.0
Current portion of long-term debt	22	7.6	7.9
Current portion of deferred revenue	23	146.2	—
Current portion of other liabilities	21	3.6	9.4
Liabilities held for sale	16	18.5	18.5
		584.1	334.8
Non-current liabilities
Deferred income tax liabilities		157.2	168.8
Provisions	20	465.1	388.0
Lease liabilities		42.3	48.8
Long-term debt	22	459.2	458.7
Deferred revenue	23	40.9	179.8
Other liabilities	21	30.2	29.9
		1,194.9	1,274.0
		1,779.0	1,608.8
Equity
Attributable to equity holders
Common shares	26	2,718.7	2,710.8
Contributed surplus		57.6	60.6
Accumulated deficit		(368.2)	(307.9)
Accumulated other comprehensive income (loss)		41.3	(5.3)
		2,449.4	2,458.2
Non-controlling interests		87.2	87.3
		2,536.6	2,545.5
Contingencies and commitments	20(b), 29
Subsequent event	30
		$4,315.6	$4,154.3
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2021	2020

Common shares
Balance, beginning of the period		$2,710.8	$2,686.8
Issuance of common shares for share-based compensation	26	7.9	12.4
Issuance of common shares for exploration and evaluation asset acquisition	18	—	6.7
Balance, end of the period		2,718.7	2,705.9

Contributed surplus
Balance, beginning of the period		60.6	54.0
Issuance of common shares for share-based compensation		(7.9)	(7.2)
Share-based compensation		5.3	6.2
Other		(0.4)	(1.2)
Balance, end of the period		57.6	51.8

Accumulated deficit
Balance, beginning of the period		(307.9)	(350.2)
Net loss attributable to equity holders		(60.3)	(20.5)
Balance, end of the period		(368.2)	(370.7)

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the period		(32.2)	(31.9)
Net change in fair value of marketable securities, net of income taxes		(2.2)	(1.8)
Balance, end of the period		(34.4)	(33.7)
Cash flow hedge fair value reserve
Balance, beginning of the period		29.4	(9.5)
Net change in fair value and time value of cash flow hedges recognized in property, plant and equipment	24(b)	(11.7)	2.1
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes		58.0	5.1
Balance, end of the period		75.7	(2.3)
Currency translation adjustment
Balance, beginning of the period		(2.5)	(3.1)
Change for the period	15	(0.7)	—
Sale of investment	15	3.2	—
Balance, end of the period		—	(3.1)
Total accumulated other comprehensive income (loss)		41.3	(39.1)
Equity attributable to equity holders		2,449.4	2,347.9

Non-controlling interests
Balance, beginning of the period		87.3	72.7
Net earnings attributable to non-controlling interests		9.2	7.2
Dividends to non-controlling interests		(9.3)	(1.9)
Balance, end of the period		87.2	78.0
		$2,536.6	$2,425.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	44

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the Three and Nine Months Ended September 30, 2021 and 2020
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)
1.    Corporate Information
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.
2.    Basis of Preparation
(a)    Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries, joint venture and associate as at and for the three and nine months ended September 30, 2021, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2020.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the board of directors of the Company on November 3, 2021.
(b)    Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 25.
(c)    Basis of consolidation
The Company's subsidiaries and divisions related to significant properties are consistent with the audited annual consolidated financial statements for the year ended December 31, 2020.
(d) Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and nine months ended September 30, 2021. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
3.     Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective
(a) Adoption of new accounting standards
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2020.
(b) New accounting standards issued but not effective
The following new accounting standards were not yet effective for the three and nine months ended September 30, 2021, and have not been applied in preparing these consolidated interim financial statements.
IAS 16, Property, Plant and Equipment
The International Accounting Standards Board issued an amendment to IAS 16, Property, Plant and Equipment to prohibit deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently assessing the impact of the amendment and does not expect a significant impact to the financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	45

4.    Cost of Sales

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Operating costs[1]	$186.1	$175.5	$503.3	$497.9
Royalties	16.0	16.2	46.0	42.9
Depreciation expense[2]	85.1	65.3	228.8	187.1
	$287.2	$257.0	$778.1	$727.9
1Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2Depreciation expense excludes depreciation related to Corporate office assets, which is included in General and administrative expenses.
5.    Other Expenses

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
COVID-19 expenses[1]	$4.2	$10.4	$13.6	$23.2
Temporary suspension costs[2]	—	7.9	—	16.0
Care and maintenance costs[3]	—	—	24.5	4.0
Write-down of assets	0.6	0.4	2.0	1.6
Consulting costs	0.1	0.4	0.3	1.7
Changes in asset retirement obligations at closed sites[4]	40.4	—	40.4	—
Restructuring costs	—	—	1.0	—
Other	0.7	0.7	3.7	2.2
	$46.0	$19.8	$85.5	$48.7
1COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company, including costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19.
2Temporary suspension costs pertain to the temporary work stoppage at Rosebel from June 12 to July 24, 2020.
3Westwood mine was on care and maintenance between March 25, 2020 and April 15, 2020 as directed by the Government of Quebec in response to the global COVID-19 crisis. Westwood mine was on care and maintenance between October 30, 2020 and June 1, 2021 due to a seismic event.
4Changes in asset retirement obligations at closed sites relates to an increase in the asset retirement obligation for Doyon based on the updated closure plan.
6.    Finance Costs

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Interest expense		$0.5	$2.4	$6.0	$6.8
Credit facility fees		1.4	1.0	4.1	3.4
Accretion expense - gold prepayment	23	2.4	2.4	7.3	7.0
Accretion expense - other		—	—	—	0.1
		$4.3	$5.8	$17.4	$17.3
Total interest paid during the three and nine months ended September 30, 2021 was $0.9 million and $17.6 million (three and nine months ended September 30, 2020 - $14.1 million and $30.3 million). Interest paid relates to interest charges on the Company's 5.75% senior notes, credit facility, equipment loans and leases.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	46

7.    Interest Income, Derivatives and Other Investment Gains (Losses)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Gain on sale of royalties[1]		$—	$—	$45.9	$—
Interest income		1.1	1.7	3.3	7.3
Loss on non-hedge derivatives and warrants	24(c)	(14.2)	(20.6)	(7.5)	(39.6)
Insurance recoveries[2]		—	—	10.2	—
Gain on sale of investment in INV Metals Inc.	15	16.1	—	16.1	—
Gain on sale of 70% interest in the Eastern Borosi property		—	4.1	—	4.1
Gain on establishment of the Rosebel UJV[3]		—	—	—	16.9
Loss on redemption of 7% senior notes		—	(22.5)	—	(22.5)
Other gains (losses)		(0.2)	0.7	(0.9)	0.7
		$2.8	$(36.6)	$67.1	$(33.1)
1During the first quarter 2021, the Company sold 33 royalties on various non-core exploration and development properties for cash consideration of $35.7 million. The Company recognized a gain of $35.7 million on the sale. During the second quarter 2021, the Company sold 2 royalties for cash consideration of $10.5 million. After transaction costs of $0.3 million, the Company recognized a gain of $10.2 million.
2During the second quarter 2021, Rosebel Gold Mines received confirmation that a business interruption insurance payment of $10.2 million would be received related to the interruption of its operations in the third quarter 2019.
3Upon the establishment of the Rosebel unincorporated joint venture (“Rosebel UJV”), the Company derecognized 30% of the assets and liabilities related to the Area of Interest as defined in the Rosebel UJV and recorded a gain of $16.9 million.
8.    Income Taxes
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for the three and nine months ended September 30, 2021 was $2.4 million and $24.1 million (three and nine months ended September 30, 2020 - $9.3 million and $27.2 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to fluctuations for the recognition of certain tax benefits and related deferred tax assets and net foreign earnings taxed at different tax rates.
9.    Earnings (Loss) Per Share
Basic and diluted earnings (loss) per share computation

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Numerator
Net loss attributable to equity holders	$(75.3)	$(11.6)	$(60.3)	$(20.5)
Denominator (in millions)
Weighted average number of common shares (basic)	476.8	473.8	476.4	471.9
Basic and diluted loss per share attributable to equity holders	$(0.16)	$(0.02)	$(0.13)	$(0.04)
Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Three months ended September 30,		Nine months ended September 30,
(in millions)	Notes	2021	2020	2021	2020
Options	27(a)	5.1	4.7	5.1	4.7
Share units	27(b)	7.0	6.7	7.0	6.7
		12.1	11.4	12.1	11.4

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	47

10.    Cash Flow Items
(a) Adjustments for other non-cash items within operating activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Finance costs	6	$4.1	$5.7	$16.6	$16.7
Share-based compensation		1.4	2.2	5.2	6.2
Derivative loss	24(b),24(c)	11.0	33.4	0.5	60.1
Write-down of assets		0.7	0.4	2.2	2.5
Write-down of inventories		14.3	2.2	26.5	3.4
Gain on sale of 70% interest in the Eastern Borosi property		—	(4.1)	—	(4.1)
Share of net loss from investment in associate, net of income taxes		—	0.3	0.6	1.3
Interest income	7	(1.1)	(1.7)	(3.3)	(7.3)
Effects of exchange rate fluctuation on cash and cash equivalents		7.5	(6.3)	7.9	0.5
Effects of exchange rate fluctuation on restricted cash		0.9	(1.1)	2.2	(1.2)
Loss on redemption of 7% senior notes	7	—	22.5	—	22.5
Gain on establishment of the Rosebel UJV	7	—	—	—	(16.9)
Other		(1.3)	2.1	(1.1)	3.4
		$37.5	$55.6	$57.3	$87.1
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Receivables and other current assets	$0.3	$(15.3)	$26.0	$(19.9)
Inventories and non-current ore stockpiles	(13.0)	4.8	(35.9)	(16.7)
Accounts payable and accrued liabilities	11.6	7.2	10.4	(4.6)
	$(1.1)	$(3.3)	$0.5	$(41.2)
(c)Net cash used in operating activities related to closed mines

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Net loss from closed mines		$(40.8)	$(0.2)	$(41.5)	$(0.8)
Adjustments for:
Finance costs at closed mines	6	0.2	0.1	0.8	0.6
Changes in estimates of asset retirement obligations at closed sites	5	40.4	—	40.4	—
Other		—	—	—	0.1
Movement in non-cash working capital at closed mines		—	—	—	(0.1)
Adjustments for cash items:
Disbursements related to asset retirement obligations at closed mines		(0.4)	(0.3)	(1.6)	(1.4)
		$(0.6)	$(0.4)	$(1.9)	$(1.6)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	48

(d) Other investing activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Capital expenditures for exploration and evaluation assets		$(0.7)	$—	$(1.7)	$—
Acquisition of exploration and evaluation assets	18	—	—	(5.0)	—
Advances to Staatsolie		(12.9)	(8.9)	(34.3)	(15.9)
Repayments from Staatsolie		9.9	12.7	31.2	20.6
Cash received on sale of Sadiola		—	—	1.8	—
Interest received		0.9	1.0	3.0	5.9
Purchase of additional common shares of associate	15	—	—	(1.7)	—
Acquisition of investments		—	(0.1)	(0.2)	(2.9)
Repayment (prepayment) for other assets		0.3	0.2	(1.0)	0.2
Repayments from related parties		—	—	—	0.1
Other		(0.8)	0.4	(2.9)	0.2
		$(3.3)	$5.3	$(10.8)	$8.2
(e) Reconciliation of long-term debt arising from financing activities

	Notes	Equipment loans	5.75% senior notes	7% senior notes	Total
Balance, January 1, 2020		$20.4	$—	$388.1	$408.5
Cash changes:
Gross proceeds	22(a),22(b)	10.9	450.0	—	460.9
Deferred transaction costs	22(a)	—	(7.5)	—	(7.5)
Repayments		(6.2)	—	(421.3)	(427.5)
Non-cash changes:
Amortization of deferred financing charges		0.1	0.3	0.5	0.9
Foreign currency translation		2.8	—	—	2.8
Change in fair value of embedded derivative		—	(4.2)	12.0	7.8
Loss on redemption		—	—	22.5	22.5
Other		—	—	(1.8)	(1.8)
Balance, December 31, 2020		$28.0	$438.6	$—	$466.6
Cash changes:
Repayments		(5.8)	—	—	(5.8)
Non-cash changes:
Amortization of deferred financing charges	22(a)	0.1	0.7	—	0.8
Foreign currency translation		(1.3)	—	—	(1.3)
Change in fair value of embedded derivative	22(a)	—	7.0	—	7.0
Other		—	(0.5)	—	(0.5)
Balance, September 30, 2021		$21.0	$445.8	$—	$466.8

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	49

11.    Cash and Cash Equivalents

	September 30, 2021	December 31, 2020
Cash	$611.5	$920.9
Short-term deposits with initial maturities of three months or less	130.6	20.6
	$742.1	$941.5
12. Restricted Cash
The Company had long-term restricted cash of $37.0 million as at September 30, 2021 (December 31, 2020 - $38.6 million) in support of environmental closure costs obligations related to the Essakane mine.
13.    Receivables and Other Current Assets

	Notes	September 30, 2021	December 31, 2020
Income taxes receivable		$16.8	$8.3
Receivables from governments[1]		41.0	56.7
Receivable from Staatsolie		—	7.5
Deferred consideration from sale of Sadiola		1.2	1.2
Other receivables		3.9	7.0
Total receivables		62.9	80.7
Prepayment for other assets		1.1	—
Prepaid expenses		10.1	19.6
Derivatives	25(a)	25.8	20.4
		$99.9	$120.7
1Receivables from governments relate primarily to value added tax.
14.    Inventories

	September 30, 2021	December 31, 2020
Finished goods	$98.0	$74.4
Ore stockpiles	49.0	80.1
Mine supplies	177.7	172.8
	324.7	327.3
Non-current ore stockpiles	210.9	198.3
	$535.6	$525.6
For the three and nine months ended September 30, 2021, the Company recognized a net realizable value write-down in finished goods and ore stockpiles amounting to $16.2 million and $27.4 million (three and nine months ended September 30, 2020 - $nil and $nil), respectively.
For the three and nine months ended September 30, 2021, the Company recognized a write-down in mine supplies inventories amounting to $0.7 million and $3.5 million (three and nine months ended September 30, 2020 - $2.2 million and $3.4 million), respectively.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	50

15.    Investment in Associate
The Company had an investment in INV Metals Inc. ("INV Metals"), which was accounted for under the equity method.

INV Metals[1]
Balance, January 1, 2020	$10.0
Currency translation adjustment	0.6
Share of net loss, net of income taxes	(1.6)
Balance, December 31, 2020	$9.0
Purchase of additional shares of associate[2]	1.7
Currency translation adjustment	(0.7)
Share of net loss, net of income taxes	(0.6)
Sale of investment	(9.4)
Balance, September 30, 2021	$—
1Latest publicly available information for INV Metals.
2Associate relates to INV Metals. The Company's ownership interest in INV Metals as at September 30, 2021 was 0% (December 31, 2020 - 35.5%). On January 28, 2021, the Company participated in a private placement and acquired an additional 4.8 million common shares of INV Metals at a price of CAD$0.45 per share for an aggregate amount of $1.7 million (CAD$2.2 million) to maintain a 35.5% ownership interest.
INV Metals entered into a definitive agreement with Dundee Precious Metals Inc. (“DPM”) on May 31, 2021, whereby DPM agreed to acquire all of the issued and outstanding shares of INV Metals pursuant to a court-approved plan of arrangement in exchange for 0.0910 common shares of DPM for each common share of INV Metals. DPM completed the acquisition on July 26, 2021 and the Company received 4.9 million common shares of DPM with a fair value of $28.7 million, recorded as marketable securities. The transaction resulted in a gain of $16.1 million calculated as the difference between the fair value of the DPM common shares ($28.7 million) and the carrying amount of the investment ($9.4 million) and the amount reclassified from Currency translation adjustment ($3.2 million).
16.    Liabilities Held for Sale and Discontinued Operations
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment.
As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale and equity accounting for the investment ceased. The total carrying value of $18.5 million is presented as current liabilities held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close, and it is presented as a discontinued operation.

	September 30, 2021	December 31, 2020
Liabilities held for sale	$(18.5)	$(18.5)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	51

17. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2020	$504.2	$2,961.0	$1,964.0	$68.1	$5,497.3
Additions[2]	164.2	130.4	70.0	26.1	390.7
Changes in asset retirement obligations	—	7.6	—	—	7.6
Disposals	—	—	(67.8)	(2.2)	(70.0)
Derecognition on the establishment of the Rosebel UJV	(2.0)	(32.1)	(1.3)	—	(35.4)
Transfers within Property, plant and equipment	(41.6)	39.7	1.7	0.2	—
Balance, December 31, 2020	$624.8	$3,106.6	$1,966.6	$92.2	$5,790.2
Additions[2]	334.8	92.4	53.6	11.7	492.5
Changes in asset retirement obligations	—	39.4	—	—	39.4
Disposals	—	—	(57.0)	(3.9)	(60.9)
Transfers within Property, plant and equipment	(19.2)	12.2	7.0	—	—
Balance, September 30, 2021	$940.4	$3,250.6	$1,970.2	$100.0	$6,261.2

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2020	$—	$1,987.4	$1,261.8	$8.5	$3,257.7
Depreciation expense[3]	—	143.3	127.8	12.5	283.6
Disposals	—	—	(65.5)	(1.6)	(67.1)
Derecognition on the establishment of the Rosebel UJV	—	(0.1)	(0.1)	—	(0.2)
Reversal of impairment	—	(45.8)	—	—	(45.8)
Balance, December 31, 2020	$—	$2,084.8	$1,324.0	$19.4	$3,428.2
Depreciation expense[3]	—	137.5	101.0	11.1	249.6
Disposals	—	—	(54.7)	(3.7)	(58.4)
Balance, September 30, 2021	$—	$2,222.3	$1,370.3	$26.8	$3,619.4
Carrying amount, December 31, 2020	$624.8	$1,021.8	$642.6	$72.8	$2,362.0
Carrying amount, September 30, 2021	$940.4	$1,028.3	$599.9	$73.2	$2,641.8
1Right-of-use assets consist of property, plant and equipment related to assets leased and accounted for under IFRS 16.
2For the three and nine months ended September 30, 2021, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold, Boto Gold and Saramacca projects totaling $7.2 million and $17.0 million (three and nine months ended September 30, 2020 - $6.6 million and $18.5 million) were capitalized using a weighted average interest rate. The weighted average interest rate was based on the 5.75% senior notes, equipment loans, gold prepayment and leases.
3Excludes depreciation expense related to Corporate office assets, included within Other non-current assets, which is included in General and administrative expenses.
An increase in estimated costs over the life-of-mine based on the Company’s current plans and an increase in asset retirement obligation were identified as impairment indicators for the Doyon cash generating unit, which includes the Westwood mine. As a result, an impairment assessment was performed and no impairment or reversal of impairment was required.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	52

18.    Exploration and Evaluation Assets

	Diakha-Siribaya Gold Project	Fayolle Property	Monster Lake Project	Other	Total
Balance, January 1, 2020	$36.6	$—	$2.5	$3.1	$42.2
Acquired Exploration and evaluation assets[1,2]	—	7.3	5.3	—	12.6
Balance, December 31, 2020	$36.6	$7.3	$7.8	$3.1	$54.8
Exploration and evaluation expenditures	—	1.7	—	—	1.7
Acquired Exploration and evaluation asset	—	—	—	5.0	5.0
Balance, September 30, 2021	$36.6	$9.0	$7.8	$8.1	$61.5
1During the second quarter 2020, the Company acquired the Fayolle Property from Monarch Gold Corporation in exchange for 1,851,145 common shares of IAMGOLD. The value of the share consideration of $6.7 million, fees and subsequent exploration expenditures of $0.6 million were capitalized to Exploration and evaluation assets.
2During the fourth quarter 2020, the Company acquired the remaining 25% interest of the Monster Lake Project from Tomagold Corporation in exchange for 1,464,377 common shares of IAMGOLD, valued at $4.9 million, and a cash consideration of $0.4 million. The total value of the consideration of $5.3 million was capitalized to Exploration and evaluation assets.
19.    Other Non-Current Assets

	Notes	September 30, 2021	December 31, 2020
Marketable securities and warrants	25(a)	$42.5	$16.4
Deferred consideration from the sale of Sadiola		14.3	14.3
Advances for the purchase of capital equipment[1]		35.3	9.1
Receivable from Staatsolie		10.6	—
Income taxes receivable		9.9	9.3
Bond fund investments	25(a)	6.0	6.2
Royalty interests		5.6	5.6
Long-term prepayment[2]		4.1	4.3
Derivatives	25(a)	57.1	26.3
Other		6.1	4.6
		$191.5	$96.1
1Includes advances related to the Côté Gold Project of $21.8 million (December 31, 2020 - $nil).
2On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the three and nine months ended September 30, 2021, $nil and $0.2 million (three and nine months ended September 30, 2020 - $ 0.1 million and $0.2 million) was used.
20.    Provisions

	Notes	September 30, 2021	December 31, 2020
Asset retirement obligations	(a)	$458.1	$380.0
Other		15.7	14.7
		$473.8	$394.7
Current portion of provisions		$8.7	$6.7
Non-current provisions		465.1	388.0
		$473.8	$394.7
(a)Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	53

	Notes	September 30, 2021	December 31, 2020
Balance, beginning of the period		$380.0	$368.4
Revision of estimated cash flows:
Capitalized in Property, plant and equipment	17	39.4	7.6
Changes in asset retirement obligations at closed sites	5	40.4	6.1
Accretion expense	6	—	0.1
Disbursements		(1.7)	(2.2)
Balance, end of period		$458.1	$380.0
Current portion of provisions		$8.7	$6.7
Non-current provisions		449.4	373.3
		$458.1	$380.0
(b)Provisions for litigation claims and regulatory assessments
The Company is from time to time involved in legal proceedings, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company’s financial position, results of operations or cash flows.
The Attorney General of Burkina Faso commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. From the sale of gold and silver extracted from carbon fines, IAMGOLD Essakane S.A. has paid (and would pay in respect of the shipment that is currently embargoed) the royalty applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. An internal review of the veracity of the allegations was undertaken and, other than in respect of certain notification and other relatively immaterial regulatory violations, the Company believes it is in a position to vigorously defend against the allegations. At this time, the Company cannot predict the outcome and any resulting penalties with any certainty, accordingly, no amounts have been recorded for any potential liability arising from the proceedings.
Subsequent to the sale of the Company’s indirect interest in the Sadiola mine, its wholly-owned subsidiary that held the partial interest therein received a claim from tax authorities that taxes are owed on the proceeds. For a variety of reasons, including the fiscal stability provision in the mining convention, the subsidiary is of the view that the claim is without merit and is vigorously defending it.
IAMGOLD Essakane S.A. received correspondence from the Burkina Faso customs authorities regarding the rate applied to imports during an expansion in 2012. The Company is in discussions with authorities on the matter and the amount the Company may be required to pay, if any, is not yet known.
21.    Other Liabilities

	Notes	September 30, 2021	December 31, 2020
Embedded derivative - Rosebel power purchase agreement[1]	24(c),25(a),25(b)	$20.2	$23.3
Derivatives	25(a),25(b)	4.9	12.0
Other liabilities		8.7	4.0
		$33.8	$39.3
Current portion of other liabilities		$3.6	$9.4
Non-current portion of other liabilities		30.2	29.9
		$33.8	$39.3
1Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour. An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at fair value through profit or loss as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company recognized an embedded derivative liability of $20.2 million as at September 30, 2021 due primarily to the forward price of gold exceeding the minimum price threshold set in the agreement.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	54

22.    Long-term Debt and Credit Facility

	Notes	September 30, 2021	December 31, 2020
5.75% senior notes	(a)	$445.8	$438.6
Equipment loans	(b)	21.0	28.0
		$466.8	$466.6
Current portion of long-term debt		$7.6	$7.9
Non-current portion of long-term debt		459.2	458.7
		$466.8	$466.6
(a)5.75% senior notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
Prior to October 15, 2023, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest, if any, up to the redemption date.
After October 15, 2023, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 - 104.313%; 2024 - 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.
Prior to October 15, 2023, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at fair value through profit or loss ("FVTPL"). The fair value of the embedded derivative as at September 30, 2021 was $1.4 million (December 31, 2020 - $8.4 million) (note 25(a)).
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
September 30, 2021	$450.0	$644.2	$25.9	$51.8	$51.8	$514.7
December 31, 2020	$450.0	$658.7	$27.5	$51.8	$51.8	$527.6
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $6.5 million as at September 30, 2021 (December 31, 2020 – $7.2 million) and the embedded derivative.
(b)Equipment loans
On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with an interest rate of 5.23% per annum, secured by certain mobile equipment. This loan matures on June 27, 2024 and is repayable in quarterly installments beginning on September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the equipment loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
On May 12, 2020, the Company executed a CFA 6.545 billion ($10.9 million) loan agreement with an interest rate of 5.95% per annum, secured by certain mobile equipment. This loan matures on May 31, 2024 and is repayable in monthly installments beginning on June 30, 2020.
The equipment loans are carried at amortized cost on the Consolidated balance sheets.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	55

The following are the contractual maturities related to the equipment loans, including interest payments:

	Payments due by period
Equipment loans balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
September 30, 2021	$21.2	$23.0	$8.7	$14.3	$—	$—
December 31, 2020	$28.2	$31.3	$9.4	$17.9	$4.0	$—
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.2 million as at September 30, 2021 (December 31, 2020 - $0.2 million).
(c)Credit facility
The Company has a $500 million secured revolving credit facility, which was entered into in December 2017 and amended in February 2021 to primarily extend the maturity date from January 31, 2023 to January 31, 2025 for $490 million of the available credit. As of September 30, 2021, the Company had letters of credit worth $1.7 million drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2020 - $1.7 million).
The credit facility provides for an interest rate margin above London Interbank Offered Rate, banker’s acceptance prime rate and base rate advances which vary according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization, and Interest Coverage.
(d)Uncollateralized surety bonds
As at September 30, 2021, the Company had CAD$215.3 million (September 30, 2021 - $169.9 million; December 31, 2020 - CAD$215.3 million, $168.8 million) of reclamation bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and the Côté Gold Project.
(e)Uncollateralized performance bonds
As at September 30, 2021, performance bonds of CAD$39.1 million (September 30, 2021 - $30.9 million; December 31, 2020 - CAD$39.1 million, $30.7 million) were outstanding in support of certain obligations related to the construction of the Côté Gold Project.
23.    Deferred Revenue
On January 15, 2019, the Company entered into a gold sale prepayment arrangement with a syndicate of banks whereby the Company received a cash prepayment of $169.8 million in exchange for delivering 12,500 ounces of gold per month in 2022 for a total of 150,000 ounces, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.
This arrangement has been accounted for as a contract in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayment has been recorded as deferred revenue in the consolidated balance sheets and will be recognized as revenue when deliveries are made. The prepayment represents a payment of the floor price of $1,300 per ounce. If the spot price on delivery of the gold ounces exceeds $1,300 per ounce, the Company will receive the difference between the spot price and $1,300 per ounce in cash, capped at $1,500 per ounce, which also will be recognized as revenue when the gold is delivered.
An interest cost of 5.38% per annum, representing the financing component of the cash prepayment, is recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes
Balance, January 1, 2020		$170.5
Finance costs		9.3
Balance, December 31, 2020		$179.8
Finance costs	6	7.3
Balance, September 30, 2021		$187.1
Current portion of deferred revenue		$146.2
Non-current deferred revenue		40.9
		$187.1

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	56

During the second quarter 2021, the Company entered into further gold sale prepayment arrangements at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver such ounces to the counterparties over the course of 2024. The gold sale prepayment arrangements will be recorded as deferred revenue in the Consolidated balance sheets when the prepayments are received and will be recognized as revenue in the Consolidated statements of earnings (loss) when deliveries are made.
24.    Financial Instruments
(a)Financial assets measured at fair value through other comprehensive income
    Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Proceeds from sale of marketable securities	$—	$—	$0.5	$10.4
Acquisition date fair value of marketable securities sold	—	—	—	(10.3)
Gain on sale of marketable securities recorded in OCI	—	—	0.5	0.1
Reduction in value of marketable securities	—	—	—	(5.0)
Impairment loss on OCI realized on marketable securities sold	—	—	(0.3)	—
Net realized change in fair value of marketable securities	$—	$—	$0.2	$(4.9)
(b)Cash flow hedge fair value reserve
(i)Hedge gain/loss

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2021	Nine months ended September 30, 2021	Three months ended September 30, 2021	Nine months ended September 30, 2021

Exchange rate risk
Canadian dollar option contracts	$(5.9)	$4.7	$(3.5)	$(10.9)
Canadian dollar forward contracts	(0.5)	3.7	(1.6)	(4.6)
Crude oil option contracts	10.7	39.3	(3.5)	(5.6)
Gold bullion option contracts	0.5	3.7	(0.4)	(1.8)
	4.8	51.4	(9.0)	(22.9)
Time value of option contracts excluded from hedge relationship	8.2	16.3	1.4	4.2
	$13.0	$67.7	$(7.6)	$(18.7)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	57

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2020	Nine months ended September 30, 2020	Three months ended September 30, 2020	Nine months ended September 30, 2020

Exchange rate risk
Canadian dollar option contracts	$4.4	$7.5	$—	$1.5
Canadian dollar forward contracts	2.5	4.5	(0.4)	(0.4)
Crude oil option contracts	5.0	(25.5)	1.9	8.2
Gold bullion option contracts	—	—	—	—
	11.9	(13.5)	1.5	9.3
Time value of option contracts excluded from hedge relationship	5.4	(3.1)	13.3	13.3
	$17.3	$(16.6)	$14.8	$22.6

	(Gain) loss reclassified or adjusted from cash flow hedge reserve to:		(Gain) loss reclassified or adjusted from cash flow hedge reserve to:
	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020

Consolidated balance sheets
Property, plant and equipment	$(4.4)	$2.0	$(11.7)	$2.1
Consolidated statements of earnings (loss)
Revenue	1.0	—	2.4	—
Cost of sales	(3.6)	11.6	(6.5)	18.4
General and administrative expenses	(0.6)	1.2	(2.3)	2.1
Other expenses	—	—	(0.6)	—
	$(7.6)	$14.8	$(18.7)	$22.6
There was no hedge ineffectiveness for the three and nine months ended September 30, 2021 and 2020.
(ii)Currency exchange rate risk
Movements in the Canadian dollar (CAD) against the U.S. dollar (USD) have a direct impact on the Company’s consolidated interim financial statements.
The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company’s objective is to hedge its exposure to the Canadian dollar resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.
The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.
As at September 30, 2021, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and Property, plant and equipment balance in the Consolidated balance sheets are as follows:

	2021	2022	2023	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (CADM)	$78	$372	$185	$635
Rate range (USDCAD)[1]	1.28 - 1.47	1.28 - 1.48	1.30 - 1.46
1The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2021 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	58

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at September 30, 2021 and December 31, 2020 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2021	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$19.0	$—	$17.6	$17.6	$(17.6)
Canadian dollar forward contracts	8.0	—	11.6	11.6	(11.6)
	$27.0	$—	$29.2	$29.2	$(29.2)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$26.2	$—	$23.8	$23.8	$(23.8)
Canadian dollar forward contracts	8.9	—	8.9	8.9	(8.9)
	$35.1	$—	$32.7	$32.7	$(32.7)
(iii)Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, and construction and development activities. Brent crude oil and West Texas Intermediate ("WTI") crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines for operating purposes and at the Côté Gold Project for construction purposes. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.
As at September 30, 2021, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and the Property, plant and equipment balance in the Consolidated balance sheets are as follows:

	2021	2022	2023	2024	Total
Brent crude oil option contracts (barrels)[1]	147	520	428	270	1,365
Option contracts with strike prices at ($/barrel)[2]	54 - 65	50 - 65	41 - 65	41 - 55
WTI crude oil option contracts (barrels)[1]	152	573	473	270	1,468
Option contracts with strike prices at ($/barrel)[2]	31 - 62	38 - 62	36 - 60	38 - 50
1Quantities of barrels are in thousands.
2The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2021 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.
Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at September 30, 2021 and December 31, 2020 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2021	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$18.6	$—	$14.8	$14.8	$(14.8)
WTI crude oil option contracts	21.1	—	16.8	16.8	(16.8)
	$39.7	$—	$31.6	$31.6	$(31.6)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	59

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.6	$(7.5)	$(3.4)	$(3.4)	$3.4
WTI crude oil option contracts	1.9	(4.5)	1.3	1.3	(1.3)
	$3.5	$(12.0)	$(2.1)	$(2.1)	$2.1
(iv)Gold bullion market price risk
Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold Project construction period.
The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized. During the second quarter 2021, the Company entered into a gold prepayment arrangement (note 23) which included a collar instrument as part of the broader arrangement. The collar introduced a gold floor price of $1,700 per ounce and a cap price of $2,100 per ounce allowing the Company to participate in price increases to $2,100 per ounce. The Company has designated the collar as a cash flow hedge for the deferred revenue gold prepayment arrangement, specifically in relation to the highly probable gold sale commitments during 2024.
As at September 30, 2021, the Company’s outstanding gold bullion derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss), are as follows:

	2021	2022	2023	2024 [1]	Total
Gold bullion option contracts (ounces)[2]	51	38	93	100	282
Price range ($/ounce)[3]	1,600 - 3,000	1,700 - 3,000	1,700 - 2,700	1,700 - 2,100
1Part of a gold sale prepayment arrangement entered into in the second quarter 2021.
2Quantities of gold bullion are in thousands.
3The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range from 2021 to 2024. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.
Additional information on hedging instruments and hedged forecasted transactions related to gold bullion market price risk as at September 30, 2021 and December 31, 2020 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2021	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$9.4	$—	$1.8	$1.8	$(1.8)
Gold prepayment contracts	5.4	—	—	—	—
	$14.8	$—	$1.8	$1.8	$(1.8)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$8.1	$—	$—	$—	$—
Gold prepayment contracts	—	—	—	—	—
	$8.1	$—	$—	$—	$—

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	60

(c)Gain (loss) on non-hedge derivatives and warrants
Gains and losses on non-hedge derivatives, including embedded derivatives and warrants, are included in Interest income, derivatives and other investment gains (losses) (note 7) in the Consolidated statements of earnings (loss).
These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 22(a)), the embedded derivative related to the Rosebel power purchase agreement (note 21), the Target Accrual Redemption Forward ("TARF"), the extendible forward arrangement and warrants associated with investments in marketable securities.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Embedded derivatives - Notes	22(a)	$(12.5)	$(16.9)	$(7.0)	$(11.9)
Embedded derivatives - Rosebel power purchase agreement	21	0.9	(3.7)	3.1	(27.0)
TARF		(3.8)	—	(4.9)	—
Extendible forward arrangement		1.4	—	1.4	—
Warrants and other		(0.2)	—	(0.1)	(0.7)
	7	$(14.2)	$(20.6)	$(7.5)	$(39.6)
The Company entered into a TARF structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:
•On any monthly option fixing date, if the USDCAD exchange rate is below the strike price of 1.30675, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.
•On any monthly option fixing date, if the USDCAD exchange rate is above the strike price of 1.30675, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.
•The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below 1.30675, the arrangement will be cancelled.
In connection with the construction of the Côté Gold project, the Company entered into a forward contract with an extendable feature to purchase CAD$10 million per month during 2022 for a total of CAD$120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase CAD$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023.
25.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2020.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	61

(a)Financial assets and liabilities measured at fair value on a recurring basis
The Company’s fair values of financial assets and liabilities were as follows:

	September 30, 2021
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$742.1	$742.1	$—	$—	$742.1
Short-term investments	6.2	6.2	—	—	6.2
Restricted cash	37.0	37.0	—	—	37.0
Marketable securities and warrants	42.5	42.1	—	0.4	42.5
Bond fund investments	6.0	6.0	—	—	6.0
Deferred consideration from the sale of Sadiola	14.3	—	—	14.3	14.3
Derivatives
Currency contracts	27.0	—	27.0	—	27.0
Crude oil contracts	39.7	—	39.7	—	39.7
Gold bullion contracts	14.8	—	14.8	—	14.8
Extendible forward arrangement[1]	3.5	—	3.5	—	3.5
Embedded derivative - Prepayment options on 5.75% senior notes	1.4	—	1.4	—	1.4
	$934.5	$833.4	$86.4	$14.7	$934.5
Liabilities
Derivatives
TARF	$(4.9)	$—	$(4.9)	$—	$(4.9)
Embedded derivative - Rosebel power purchase agreement	(20.2)	—	(20.2)	—	(20.2)
Long-term debt - 5.75% senior notes[2]	(453.7)	(444.1)	—	—	(444.1)
Long-term debt - equipment loans[3]	(21.2)	—	(22.0)	—	(22.0)
	$(500.0)	$(444.1)	$(47.1)	$—	$(491.2)
1The carrying amount excludes unamortized deferred gains of $2.1 million.
2The carrying amount excludes unamortized deferred transaction costs of $6.5 million and the embedded derivative.
3The carrying amount excludes unamortized deferred transaction costs of $0.2 million.

	December 31, 2020
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$941.5	$941.5	$—	$—	$941.5
Short-term investments	6.0	6.0	—	—	6.0
Restricted cash	38.6	38.6	—	—	38.6
Marketable securities and warrants	16.4	16.0	—	0.4	16.4
Bond fund investments	6.2	6.2	—	—	6.2
Deferred consideration from the sale of Sadiola	14.3	—	—	14.3	14.3
Derivatives
Currency contracts	35.1	—	35.1	—	35.1
Crude oil contracts	3.5	—	3.5	—	3.5
Gold bullion contracts	8.1	—	8.1	—	8.1
Embedded derivative - Prepayment options on 5.75% senior notes	8.4	—	8.4	—	8.4
	$1,078.1	$1,008.3	$55.1	$14.7	$1,078.1
Liabilities
Derivatives
Crude oil contracts	$(12.0)	$—	$(12.0)	$—	$(12.0)
Embedded derivative - Rosebel power purchase agreement	(23.3)	—	(23.3)	—	(23.3)
Long-term debt - 5.75% senior notes[1]	(454.2)	(460.4)	—	—	(460.4)
Long-term debt - equipment loans[2]	(28.2)	—	(28.9)	—	(28.9)
	$(517.7)	$(460.4)	$(64.2)	$—	$(524.6)
1The carrying amount excludes unamortized deferred transaction costs of $7.2 million and the embedded derivative.
2The carrying amount excludes unamortized deferred transaction costs of $0.2 million.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	62

(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives - options and forwards
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Derivative - TARF
The fair value of the TARF as at September 30, 2021 was $4.9 million (December 31, 2020 - $nil million) and is accounted for at FVTPL. The TARF contractually obligates the Company to future sales of U.S. dollars that are determined by future USDCAD exchange rates in line with notional amounts established by the arrangement. The valuation is based on the discounted estimated cash flows resulting from prevailing USDCAD rates at each future monthly option fixing date. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future USDCAD exchange rates. Valuation of the TARF is therefore classified within Level 2 of the fair value hierarchy.
Derivative - Extendible forward arrangement
The fair value of the extendible forward arrangement as at September 30, 2021 was $3.5 million (December 31, 2020 - $nil) and is accounted for at FVTPL. For both forward contracts and the extension option within this arrangement, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty or the Company. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on the Notes
The fair value of the embedded derivatives as at September 30, 2021 was $1.4 million (December 31, 2020 - $8.4 million) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative - Rosebel power purchase agreement
The fair value of the embedded derivative on Rosebel's power purchase agreement as at September 30, 2021 was $20.2 million (December 31, 2020 - $23.3 million) and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy.
Notes
The fair value of the Notes is required to be disclosed and is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Notes as at September 30, 2021 was $444.1 million (December 31, 2020 - $460.4 million).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	63

Equipment loans
The fair value of the equipment loans is required to be disclosed and is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy. The fair value of the equipment loans as at September 30, 2021 was $22.0 million (December 31, 2020 - $28.9 million).
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.
26.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Nine months ended September 30,
Number of common shares (in millions)		2021	2020
Outstanding, beginning of the period		475.3	469.0
Issuance of shares for share-based compensation		1.6	2.9
Issuance of shares for Exploration and evaluation asset acquisition	18	—	1.9
Outstanding, end of the period		476.9	473.8
27.    Share-Based Compensation
(a)Options
(i)Share option plan
A summary of the status of the Company's share option plan and changes during the period is presented below:

Nine months ended September 30, 2021	Options (in millions)	Weighted average exercise price (CAD/share)[1]
Outstanding, beginning of the period	4.7	$4.91
Granted	0.9	3.94
Exercised	(0.1)	3.23
Expired	(0.4)	4.38
Outstanding, end of the period	5.1	$4.82
Exercisable, end of the period	2.7	$4.81
1Exercise prices are denominated in Canadian dollars. The exchange rate at September 30, 2021 between the U.S. dollar and Canadian dollar was $0.7890/CAD.
(ii)Summary of options granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the period. The estimated fair value of the options is expensed over their expected life.

Nine months ended September 30,	2021
Weighted average risk-free interest rate	0.7%
Weighted average expected volatility[1]	57%
Weighted average dividend yield	0.0%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (CAD per share)	$2.03
Weighted average share price at grant date (CAD per share)	$3.94
Weighted average exercise price (CAD per share)	$3.94
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	64

(b)Other share-based compensation
(i)Share incentive plan
A summary of the status of the Company’s director share units, restricted share units, and performance share units issued to directors and employees under the Company's share incentive plan and changes during the period is presented below.

Nine months ended September 30, (in millions)	2021
Outstanding, beginning of the period	6.7
Granted	2.5
Issued	(1.4)
Forfeited and withheld for tax	(0.8)
Outstanding, end of the period	7.0
(ii)Summary of share units granted
Director share units
The estimated fair value of the units is expensed over their twelve month vesting period.

Nine months ended September 30,	2021
Granted during the period (in millions)	0.1
Grant-date fair value (CAD per share)	$4.58
Restricted share units
Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. The estimated fair value of the units is expensed over their vesting period.

Nine months ended September 30,	2021
Granted during the period (in millions)	1.9
Grant-date fair value (CAD per share)	$4.13
Performance share units
Employee performance share unit grants vest over thirty-six months, are equity settled and vesting is subject to long-term performance measures. The estimated fair value of the units is expensed over their vesting period.

Nine months ended September 30,	2021
Granted during the period (in millions)	0.5
Grant-date fair value (CAD per share)	$4.39

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	65

28.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine and Saramacca pit; and
•Canada - Doyon division, including Westwood mine.
The Company’s non-gold mine segments are divided as follows:
•Côté Gold Project1;
•Exploration and evaluation and development; and
•Corporate - includes royalty interests located in Canada and investment in associate.

	September 30, 2021			December 31, 2020
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$932.5	$1,223.7	$295.3	$976.9	$1,332.5	$284.4
Suriname	751.3	933.1	393.8	698.5	1,003.4	399.0
Canada	338.4	355.9	254.5	331.7	349.0	205.9
Total gold mines	2,022.2	2,512.7	943.6	2,007.1	2,684.9	889.3
Côté Gold Project	882.1	1,042.1	135.5	566.8	618.2	35.6
Exploration and evaluation and development	116.4	195.0	9.5	85.7	234.3	11.6
Corporate	122.0	565.8	690.4	99.2	616.9	672.3
Total	$3,142.7	$4,315.6	$1,779.0	$2,758.8	$4,154.3	$1,608.8
Three months ended September 30, 2021

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$217.4	$112.3	$62.3	$—	$0.2	$0.6	$42.0	$38.8
Suriname	64.0	65.1	17.7	—	0.8	4.1	(23.7)	23.6
Canada[5]	12.7	24.7	4.7	—	—	40.7	(57.4)	4.6
Total gold mines	294.1	202.1	84.7	—	1.0	45.4	(39.1)	67.0
Côté Gold Project	—	—	—	—	0.9	—	(0.9)	67.3
Exploration and evaluation and development	—	—	—	—	8.1	—	(8.1)	4.9
Corporate[6]	—	—	0.4	13.6	—	0.6	(14.6)	0.2
Total	$294.1	$202.1	$85.1	$13.6	$10.0	$46.0	$(62.7)	$139.4
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate office assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 Changes in asset retirement obligation for Doyon closed site included in Other expenses.
6 Includes earnings from royalty interests.

______________________________
1The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction in July 2020 as the financial information for the Project is reviewed regularly by the Company’s Chief Operating Decision Maker to assess the performance of the Project and to make resource allocation decisions. The segment includes the financial information of the Côté unincorporated joint venture (the "Côté UJV") as well as other financial information for the Côté Gold Project outside of the Côté UJV.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	66

Three months ended September 30, 2020

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$214.1	$117.7	$46.2	$—	$—	$4.4	$45.8	$22.7
Suriname	76.2	41.9	13.9	—	0.6	13.5	6.3	11.3
Canada	44.8	32.1	4.8	—	—	1.0	6.9	7.9
Total gold mines	335.1	191.7	64.9	—	0.6	18.9	59.0	41.9
Côté Gold Project	—	—	—	—	0.6	—	(0.6)	14.4
Exploration and evaluation and development[5]	—	—	—	—	4.5	0.1	(4.6)	4.0
Corporate[6]	—	—	0.4	11.1	—	0.8	(12.3)	0.3
Total	$335.1	$191.7	$65.3	$11.1	$5.7	$19.8	$41.5	$60.6
1Excludes depreciation expense.
2Depreciation expense excludes depreciation related to Corporate office assets, which is included in General and administrative expenses.
3Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5Closed site costs on Exploration and evaluation properties included in Other expenses.
6Includes earnings from royalty interests.
Nine months ended September 30, 2021

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$629.7	$335.5	$173.1	$—	$1.0	$2.9	$117.2	$88.6
Suriname	188.0	165.7	48.2	—	2.2	12.0	(40.1)	68.2
Canada[5]	39.4	48.1	6.5	—	—	67.5	(82.7)	8.9
Total gold mines	857.1	549.3	227.8	—	3.2	82.4	(5.6)	165.7
Côté Gold Project	—	—	—	—	2.5	—	(2.5)	200.4
Exploration and evaluation and development[6]	—	—	—	—	23.9	0.3	(24.2)	27.6
Corporate[7]	—	—	1.0	34.8	—	2.8	(38.6)	0.5
Total	$857.1	$549.3	$228.8	$34.8	$29.6	$85.5	$(70.9)	$394.2
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate office assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 Changes in asset retirement obligation for Doyon closed site included in Other expenses.
6 Closed site costs on Exploration and evaluation properties included in Other expenses.
7 Includes earnings from royalty interests.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	67

Nine months ended September 30, 2020

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$500.7	$293.9	$119.0	$—	$—	$13.4	$74.4	$76.3
Suriname	276.7	168.2	51.4	—	2.0	25.5	29.6	47.4
Canada	116.8	78.7	15.4	—	—	6.8	15.9	17.2
Total gold mines	894.2	540.8	185.8	—	2.0	45.7	119.9	140.9
Côté Gold Project	—	—	—	—	1.6	(0.1)	(1.5)	35.1
Exploration and evaluation and development[5]	—	—	—	—	15.5	0.5	(16.0)	9.9
Corporate[6]	—	—	1.3	31.7	—	2.6	(35.6)	0.4
Total	$894.2	$540.8	$187.1	$31.7	$19.1	$48.7	$66.8	$186.3
1Excludes depreciation expense.
2Depreciation expense excludes depreciation related to Corporate office assets, which is included in General and administrative expenses.
3Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5Closed site costs on Exploration and evaluation properties included in Other expenses.
6Includes earnings from royalty interests.
29.    Commitments

	September 30, 2021	December 31, 2020
Purchase obligations	$127.8	$120.3
Capital expenditure obligations	427.6	400.6
Lease obligations	69.2	72.4
	$624.6	$593.3
Commitments – payments due by period

As at September 30, 2021	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$127.8	$111.1	$6.7	$5.8	$4.2
Capital expenditure obligations	427.6	229.2	198.4	—	—
Lease obligations	69.2	5.7	39.9	18.6	5.0
	$624.6	$346.0	$245.0	$24.4	$9.2
1Due over the period from October 1, 2021 to December 31, 2021.
2Due over the period from January 1, 2022 to December 31, 2023.
3Due over the period from January 1, 2024 to December 31, 2025.
4Due from January 1, 2026 and beyond.
30.    Subsequent Event
EURO Ressources S.A. acquisition of silver stream
On October 15, 2021, EURO Ressources S.A. (“EURO”), a 90%-owned subsidiary of the Company, closed its previously announced acquisition of a silver stream from a subsidiary of Orezone Gold Corporation (“Orezone”) for $7.15 million. The silver stream entitles EURO to receive 50% of the payable silver production over the life of mine on Orezone’s Bomboré Project, located in Burkina Faso, West Africa. The silver stream also stipulates a minimum guaranteed delivery obligation in favour of EURO of 37,500 ounces of silver per annum subject to a catch-up payment on a shortfall on specified timelines, until delivery of 375,000 ounces of payable silver after which the minimum annual payment guarantee will no longer apply. Orezone has the right to buy back 50% of the silver stream in certain circumstances for $7.15 million.
.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	68